Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 15, 2008

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 15, 2008, entitled "Notifiable Trading".

Notifiable Trading

The following managers in StatoilHydro have today 15 April 2008 bought shares in StatoilHydro at a price of 168.10 NOK per share.

Number of aquired shares and their new total share holding are listed in the table below.

The trade has been made trough DnBNOR Markets.

Name	Bought	New share holding
Helge Lund	853	7614
Eidar Sætre	2348	5231
Margareth Øvrum	2314	6895
Rune Bjørnson	2030	3509
Jon Arnt Jacobsen	2183	6248
Peter Mellbye	2679	7080
Tore Torvund	2411	35779
Morten Ruud	1649	6736
Hilde Aasheim	1825	1942
Tom Melbye Eide	2166	3597
Reidar Gjærum	1355	4006
Torgrim Reitan	1135	2670
Kåre Thomsen	855	4979

STATOILHYDRO ASA (Registrant)
Dated: April 15, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer